UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 5)



                           EFJ, INC.
        _______________________________________________
                        (Name of Issuer)

                          COMMON STOCK
        _______________________________________________
                 (Title of Class of Securities)

                           89363A 101
         ______________________________________________
                         (CUSIP Number)

                       December 31, 2002
        _______________________________________________
    (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON:  John T. Connor II
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES         5    SOLE VOTING POWER
BENEFICIALLY                  315,783
OWNED BY EACH            6    SHARED VOTING POWER
REPORTING PERSON              433,640
WITH                     7    SOLE DISPOSITIVE POWER
                              315,783
                         8    SHARED DISPOSITIVE POWER
                              433,640

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     John T. Connor II beneficially owns 749,423 shares of Common
Stock.

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES:
     [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9):
     4.3%

12.  TYPE OF REPORTING PERSON (See Instructions ) IN

     14. CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

          [ ]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)

1.   NAME OF REPORTING PERSON:     Janice K. Connor
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES         5    SOLE VOTING POWER
BENEFICIALLY                  347,008
OWNED BY EACH            6    SHARED VOTING POWER
REPORTING PERSON              402,415
WITH                     7    SOLE DISPOSITIVE POWER
                              347,008
                         8    SHARED DISPOSITIVE POWER
                              402,415

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Janice K. Connor beneficially owns 749,423 shares of Common
Stock.

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):
     [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9):
     4.3%

12.  TYPE OF REPORTING PERSON (See Instructions ) IN

     14. CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

          [ ]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)

ITEM 1.

(a)  Name of Issuer:

     EFJ, Inc.

(b)  Address of Issuer's Principal Executive Offices

     4800 NW First Street
     Lincoln, NE 68521

ITEM 2.

(a)  Name of Person Filing:

          The Reporting Persons filing this statement are John T. Connor II and Janice K. Connor, husband and wife. This statement contains information regarding shares of Common Stock owned by: each of the filers and family trusts for the benefit of the Connor's children.

(b)  Address of Principal Business Office, or if none, Residence:

     [i]  John T. Connor II
          1281 Gulf of Mexico Drive
          Longboat Key, FL 34228-4626

     [ii] Janice K. Connor
          1281 Gulf of Mexico Drive
          Longboat Key, FL 34228-4626

(c)  Citizenship:

     United States of America

(d)  Title of Class of Securities:

     Common Stock

(e)  CUSIP Number:

     89363A 101

ITEM 3.

          Not applicable.

          ITEM 4.   OWNERSHIP

(a)  Amount Beneficially Owned:

          John T. Connor II beneficially owns 749,423 shares of Common Stock. Of the 749,423 shares, Mr. Connor disclaims beneficial ownership of 347,008 shares held by Janice K. Connor and 86,632 shares held by or in trust for other members of the Connor family (a total of 433,640 shares).

          Janice K. Connor beneficially owns 749,423 shares of Common Stock. Of the 749,423 shares, Mrs. Connor disclaims beneficial ownership of 315,783 shares held by John T. Connor
     II and 86,632 shares held by or in trust for other members of the Connor family (a total of 402,415 shares).

(b)  Percent of Class:

     [i]  For John T. Connor II:
          4.3%; see below

     [ii] For Janice K. Connor:
          4.3%; see below

          The above calculations represent the percentage based on 17,577,315 shares outstanding, which is the weighted average number of shares (basic) outstanding reported in the Issuer's most recent 10-Q for the period ended September 30, 2002, dated October 24, 2002.

(c)  Number of shares as to which the person has:

     For John T. Connor II
     (i)  Sole power to vote or to direct the vote
          See Cover Page Item 5

     (ii) Shared power to vote or to direct the vote
          See Cover page Item 6

     (iii) Sole power to dispose or to direct the disposition of
          See Cover Page Item 7


     (iv) Shared power to dispose or to direct the disposition of See Cover page Item 8

     For Janice K. Connor
     (i)  Sole power to vote or to direct the vote
          See Cover Page Item 5

     (ii) Shared power to vote or to direct the vote
          See Cover Page Item 6

     (iii) Sole power to dispose or to direct the disposition of
          See Cover Page Item 7

     (iv) Shared power to dispose or to direct the disposition of See Cover Page Item 8

          ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    This statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

          ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER
          PERSON.

          See Item 4.

          ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH
          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                            SIGNATURE

          After reasonable inquiry and to the best of his/her knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:     January 28, 2003                    /s/ John T. Connor II

                                   John T. Connor II, Signature


Date:    January 28, 2003                     /s/ Janice K. Connor

                                   Janice K. Connor, Signature

                            EXHIBIT A

                      JOINT FILING AGREEMENT

          Agreement among John T. Connor II and Janice K. Connor, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G with respect to the equity securities of EFJ, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          The undersigned  hereby execute this Joint Filing
Agreement on January 28, 2003.


                                    /s/ John T. Connor II

                                   John T. Connor II


                                    /s/ Janice K. Connor

                                   Janice K. Connor



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